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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Huizenga, H. Wayne		Boca Resorts, Inc. ("RST")
	450 East Las Olas Boulevard	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			11/19/02					N/A
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Fort Lauderdale, FL 33301 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Class A Common Stock													397,202		D		N/A

	Class A Common Stock													6,033,494		I		(1)

	Class A Common Stock													100,100		I		(2)

	Class A Common Stock													255,000		D		N/A

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Options		$10.00/sh.		(3)		-		-	-		-	-

	Stock Options		$17.25/sh.		(4)		-		-	-		-	-

	Stock Options		$9.31/sh.		(5)		-		-	-		-	-

	Stock Options		13.69/sh.		(6)		-		-	-		-	-

	Stock Options		$9.32/sh.		(7)		-		-	-		-	-

	Stock Options		$11.16/sh.		(8)		-		A	-		250,000	-

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	11-08-06		Class A Common	100,000		-		100,000		D		N/A

	(4)	01-02-08		Class A Common	350,000		-		350,000		D		N/A

	(5)	01-04-09		Class A Common	350,000		-		350,000		D		N/A

	(6)	11-02-10		Class A Common	350,000		-		350,000		D		N/A

	(7)	11-05-11		Class A Common	250,000		-		250,000		D		N/A

	(8)	11-19-12		Class A Common	250,000		-		250,000		D		N/A

Explanation of Responses:

(1) These shares of Class A Common Stock are held indirectly through Huizenga Investments Limited Partnership, of which the sole general partner is Huizenga Investments, Inc. and the sole limited partner is the reporting person. The reporting person is the sole stockholder of Huizenga Investments, Inc. The reporting person is signing this Form 4 individually, in his capacity as limited partner of Huizenga Investments Limited Partnership and in his capacity as sole stockholder of Huizenga Investments, Inc., the sole general partner of Huizenga Investments Limited Partnership.

(2) The reporting person disclaims beneficial ownership of these shares, all of which are beneficially owned by his wife.

(3) The options were granted on November 8, 1996 and vest in four equal annual installments beginning on November 8, 1997.

(4) The options were granted on January 2, 1998 and vest in four equal annual installments beginning on January 2, 1999.

(5) The options were granted on January 4, 1999 and vest in four equal annual installments beginning on January 4, 2000.

(6) The options were granted on November 2, 2000 and vest in four equal annual installments beginning on November 2, 2001.

(7) The options were granted on November 5, 2001 and vest in four equal annual installments beginning on November 5, 2002.

(8) The options were granted on November 19, 2002 and vest in four equal annual installments beginning on November 19, 2003.

H. Wayne Huizenga	11/19/02
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.